Exhibit 99.1

NewGen’s Advanced Cytometry Platform Poised for Major UAE/GCC Expansion with Big Four Valuation of US$19 Million

Midpoint equity value for planned UAE cell sorting entity highlights significant growth runway in high-infertility, medical-tourism hotspot

Senior Strategic Advisor Nadeem Malik, former CEO of Genetics and IVF Institute and President of Fairfax Cryobank, to spearhead commercialization

BANGKOK, July 6, 2026 – NewGen Group Limited (Nasdaq: NIVF) (“NewGen” or the “Company”), a technology-driven, diversified growth company, today announced a compelling independent valuation from a Big Four global accounting firm for its planned UAE-based cell sorting and cytometry leasing business. The Report assigns a midpoint equity value of approximately US$19 million (as of May 31, 2026) for the new operating entity — building directly on the Company’s prior Big Four valuation of its advanced cytometry intellectual property at US$17.9 million (October 2025).

This latest valuation underscores the substantial embedded commercial potential of NewGen’s proprietary platform as it scales into the high-growth GCC market, creating a powerful new growth engine alongside the Company’s RAK real estate development and digital asset initiatives.

The GCC, led by the UAE, represents a transformative opportunity. With one of the region’s highest infertility rates in Asia-Pacific and Middle East, the UAE IVF market is projected to surge from ~US$270 million in 2024 to ~US$444 million by 2030 (CAGR ~8.5%, per TechSci Research). NewGen’s model — leasing advanced cytometry devices to local clinics on a fixed + variable consumables basis while operating a centralized, high-throughput sorting hub — is ideally positioned to capture both domestic demand and booming cross-border medical tourism from China and India (projected 74.4 million infertile couples in China by 2035, per Frost & Sullivan).

By establishing this hub in the UAE, NewGen gains a strategic gateway to the broader GCC while leveraging synergies with its Ras Al Khaimah real estate projects, creating an integrated ecosystem advantage for medical tourism and high-value services.

Nadeem Malik Appointed Senior Strategic Advisor

NewGen has appointed industry veteran Nadeem Malik as Senior Strategic Advisor to lead the UAE/GCC expansion. Mr. Malik brings unparalleled expertise, having served as Chief Executive Officer of Genetics and IVF Institute (2015–2026) and President/General Manager of Fairfax Cryobank — one of the world’s largest sperm banks — while also overseeing Fairfax EggBank. His board experience in a major China-Shanghai IVF joint venture and leadership in commercializing MicroSort sperm sorting technology globally make him the ideal leader to rapidly scale NewGen’s cytometry platform in this dynamic market.

“This Big Four valuation is a powerful validation of the outsized commercial upside we see in our advanced cytometry platform as we accelerate into the UAE and GCC,” said Mr. Alfred Siu Wing Fung, Founder, Chairman and Chief Executive Officer of NewGen. “With the UAE’s exceptionally high infertility rates, robust medical tourism inflows from China and India, and our growing footprint in RAK real estate, this initiative represents a high-conviction growth catalyst. Nadeem’s world-class track record in scaling IVF, banking, and cell sorting operations gives us tremendous confidence in executing at speed and delivering meaningful value for patients and shareholders alike.”

— Mr. Alfred Siu Wing Fung, Founder, Chairman and CEO

“I am excited to join NewGen at this pivotal moment,” said Mr. Nadeem Malik. “The Company’s cytometry technology, combined with the UAE’s strategic location and surging demand, positions us to build a scalable, high-margin business that addresses a critical unmet need. I look forward to delivering strong clinical outcomes and attractive returns as we establish a leading presence in the GCC reproductive health market.”

— Mr. Nadeem Malik, Senior Strategic Advisor

About NewGen

NewGen Group Limited (Nasdaq: NIVF) is a technology-forward, diversified growth company with operations across real estate development (NewGenProperty — focused on Ras Al Khaimah, UAE projects), digital asset and decentralized-finance innovation (NewGenDigital), and health/longevity solutions (NewGenSup), including its legacy leadership in IVF and assisted reproductive technologies across Asia. The Company is actively executing its strategic pivot to capture multiple high-growth verticals. To learn more, visit www.nivf.global.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include, but are not limited to, statements regarding: the Company’s belief that the Big Four equity valuation reflects significant commercial potential of its advanced cytometry platform; the development and launch of the planned UAE-based cell sorting and cytometry leasing business; the Company’s ability to scale its cytometry platform and capture domestic and cross-border medical tourism demand in the GCC; anticipated synergies between the UAE cytometry hub and the Company’s Ras Al Khaimah real estate projects; Nadeem Malik’s ability to lead and execute the UAE/GCC expansion as Senior Strategic Advisor; and the Company’s broader strategic pivot to capture growth opportunities across reproductive health, real estate, and digital asset verticals.

These forward-looking statements are based on the Company’s current expectations, estimates, projections and assumptions as of the date of this press release and are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied. These risks and uncertainties include, but are not limited to: the risk that the Big Four equity valuation is not realized and that the planned UAE operating entity does not achieve its projected commercial returns; business transformation and execution risk arising from the Company’s expansion into a new geography and business model; UAE and GCC geopolitical, regulatory and market risk, including the risk that required healthcare and medical device operating permits are not obtained or are subject to material delay; fertility market competition and demand risk, including the risk that projected market growth and medical tourism inflows do not materialize; the risk that third-party market projections cited in this press release are revised or do not translate into addressable commercial opportunity; and key personnel risk relating to the appointment of Nadeem Malik. Additional risks are described in the Company’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Market and industry data, forecasts and projections referenced in this press release, including data from TechSci Research and Frost & Sullivan, are derived from third-party sources and have not been independently verified by the Company. Such data and projections involve assumptions that may not be accurate, and actual results may differ materially. References to such third-party projections do not constitute the Company’s own forecast, target, or guidance, and should not be relied upon as such.

All information provided in this press release is as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by applicable securities laws.

Contacts

ICR, LLC

Robin Yang Phone: +1 (212) 537-3847

Email: NewgenivfIR@icrinc.com